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August 4, 2010	Doha	Paris
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Jennifer Gowetski, Senior Counsel Division of Corporation Finance Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549-6010	Houston	Shanghai
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	Los Angeles	Singapore
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	Milan	Washington, D.C.

Re:	Digital Realty Trust, Inc.

Digital Realty Trust, L.P.

Registration Statement on Form S-4

File No. 333-167805

Dear Ms. Gowetski:

On behalf of Digital Realty Trust, Inc. (the “General Partner”) and Digital Realty Trust, L.P. (the “Operating Partnership”, and together with the General Partner, the “Company”), enclosed herewith is Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (the “Registration Statement”), as filed with the Securities and Exchange Commission on August 4, 2010. The Company has amended the Registration Statement in response to comments contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission, dated July 23, 2010 (the “Comment Letter”). The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

For ease of review, we have set forth the numbered comments of the Comment Letter and the Company’s responses thereto.

General

1.	Please note that we are reviewing your registration statement to ensure compliance with the outstanding comments on the Form 10 filed by Digital Realty Trust, L.P., which also is being reviewed by staff.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to reflect the revisions made in Amendment No. 1 to the Form 10 filed by the Operating Partnership (the “Form 10”) on the date hereof in response to the Staff’s comments to the Form 10.

August 4, 2010

2.	Prior to effectiveness, please file your transmittal letter. If you are not in a position to file your transmittal letter with the next amendment, please file a form of transmittal letter.

Response: The Company has filed the form of Letter of Transmittal with the Amendment, and has revised the Registration Statement to reflect the inclusion of the Letter of Transmittal.

*     *     *     *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 646-8307 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson
Keith Benson of LATHAM & WATKINS LLP

Enclosures

cc:	Adam F. Turk, United States Securities and Exchange Commission

Joshua A. Mills, Digital Realty Trust, Inc.

Julian T.H. Kleindorfer, Latham & Watkins LLP